ITEM 77M: Mergers

       Morgan Stanley Dean Witter Mid-Cap Equity Trust
        (formerly named TCW/DW Mid-Cap Equity Trust)

          On June 8, 1999, a Special Meeting of Shareholders of Morgan Stanley Dean Witter Mid-Cap Growth Fund ("MSDW Mid-Cap") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Agreement and Plan") between MSDW Mid-Cap and TCW/DW Mid-Cap Equity Trust ("TCW/DW Mid-Cap"), pursuant to which substantially all of the assets of MSDW Mid-Cap would be combined with those of TCW/DW Mid-Cap and shareholders of MSDW Mid-Cap would become shareholders of TCW/DW Mid-Cap receiving the class of shares of TCW/DW Mid-Cap that corresponds to the class of shares of MSDW Mid-Cap which were originally held and with a value equal to the value of their holdings in MSDW Mid-Cap. The Agreement and Plan were approved by the affirmative vote of a majority of the shares of MSDW Mid-Cap represented in person or by proxy and entitled to vote at the meeting. On February 25, 1999, the Board of Trustees unanimously approved such Agreement and Plan.

     On June 28, 1999, the Reorganization Plan between MSDW Mid-Cap and TCW/DW Mid-Cap was completed according to the terms set forth above and in the Agreement and Plan. At that time, TCW/DW Mid-Cap changed its name to Morgan Stanley Dean Witter Mid-Cap Equity Trust.



Ms_data\Paraleg\nsar\item 77M TCW Mid-Cap/MSDW Mid-CapGro